Filed by Salesforce.com, inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Slack Technologies, Inc.

Commission File No.: 001-38926

Date: February 9, 2021

This filing relates to the proposed merger of Slack Technologies, Inc., a Delaware Corporation (“Slack”), with Skyline Strategies I Inc. (“Merger Sub I”), a Delaware corporation and a wholly owned subsidiary of Salesforce.com, inc., a Delaware corporation (“Salesforce”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of December 1, 2020, by and among Salesforce, Merger Sub I, Skyline Strategies II LLC, a Delaware corporation and a wholly owned subsidiary of Salesforce, and Slack.

The following excerpts are from a transcript of Salesforce’s 2021 Company Kickoff (“CKO”) event.

Keynote

MCGOWEN-HARE:    I’m Leah McGowen-Hare, and welcome to day one of the Company Kickoff. We’re coming to you live from San Francisco. Now, I know you all have been itching to travel, so get your passports out, because I’m about to take you on a trip around the world.

Do not discuss anything you hear over the next day and a half with anyone outside of the company. You got it? Do not take pictures. Do not take screen shots. Do not take this information to customers. If you are sharing a space, as we know, many of you are working from home, please use your headphones. Understood? Capisce? If you understand me, let me get a high-five or understood in the Slack channel.

Now, speaking of Slack, I need everyone to open up Slack and join the channel you see on the screen below me. That’s #forward-together. Now, this is where the conversation is happening. Slack is where it is at. We have live engagement with moderators including fun polls, games and prizes while you watch.

We’ve already been having fun in the channel. Shout out to Brent Healye for creating a Salesforce emoji of his own face -- hello. And it wouldn’t be the start of a new year without feedback. As my friend Chris Lande says, feedback is a gift. So, we need you to gift us your feedback. Post your questions and all your comments in the #forward-together Slack channel, and we’ll select questions throughout the next day and a half for leadership to answer. Awesome.

AYTAY: But you know, other than that I would say I’m really excited about Slack. I think the Slack experience as we’re seeing now on the feed, it’s really great. And the Slack, you know, sort of Slack first environment as we go into this next year will be very exciting, once it’s closed, of course.

MCGOWEN-HARE:    Right.

HARRIS: Thank you, Jared.

So, it’s humbling to see how this helped people like Jared reskill for jobs of the future, because let’s be real, the future is now. The future is now. And so I want to hear a little bit more about some more stories that demonstrate the impact that we have collectively as a Salesforce Ohana, Salesforce family. So, now let’s roll the film.

>> So, after all the 2020 sent our way, do we go back to the past? Or do we start something new?

>> Welcome to Dreamforce 2020.    It’s a Dreamforce we’ll never forget.

>> Salesforce buying Slack, it’s one of the biggest deals ever in the software industry.

>> We believe we can accomplish in the next five years what it might have taken us 20 years to do otherwise.

>> We see an all digital work from anywhere world, one that’s no longer limited by outdated ways of thinking and working.

>> With Customer 360 we can create the single source of truth that allows us to create extraordinary experiences for our customers.

>> We’re a better company now than we were a year ago.

>> More connected.    More productive.    More fluid.

>> It’s the thing that we all can see.    We have a window into the same picture.

>> Less complicated. More trusted. More sustainable.

>> For the first time, we’re actually going to bring sustainability to the customer engagement.

>> We want to be positioned for the future.

>> There’s no going back. This is the new status quo.

>> And together we’ll keep it moving forward.

>> It’s going to be a whole new Salesforce where the future works.

HARRIS: All right. It’s now my pleasure to introduce my mentor, my co-founder and our Chair and CEO of Salesforce, Marc Benioff. Marc, are you there?

BENIOFF: You know, when Parker and I started Salesforce in 1999, we were inspired by Amazon and Google, and what they were saying was that the future of software and enterprise software could be delivered right through the browser. It was a leap of faith at the time, because browsers were unstable, they weren’t secure. It wasn’t easy, it wasn’t clear that that’s what was going on.

But we did it. We did it. And then 10 years later, we started to see another huge change, incredible entrepreneurs, especially Steve Jobs, thank you wherever you are, Steve, for all of the work you did with the Apple and redefining the new user interfaces and the mobile phones.

And we also saw this incredible work of Facebook and with the feed, and we’re going to hear soon from Bret Taylor, our COO, who was the CTO of Facebook, who was working there at the time to redefine, to redefine what it looks like to use software. But we’re in a new world now, and each one of us have already touched that world.

We’ve touched that world this year more than any other, because how we have worked this year with ourselves, with our customers, with our partners, with our families, with our communities, with our government is different. We all know that. We’re in a world with Slack, we’re in a world with Zoom. We’re in a work from anywhere world.

So, we have to reassess where does the future work, how is the future going to work, and that’s why we came to where the future is working right here in Singapore. We’re looking for that inspiration. We’re looking for those ideas of the future. We’re looking to say, this is amazing, we can see what is going to happen.

And that is like a rebuild of Customer 360 that we announced at Dreamforce, all these amazing apps, sales and service and marketing and commerce and analytics with Tableau and integration with MuleSoft in our platform and delivering it by industry, so important, with Vlocity.

And learning with Trailhead and bringing in a whole employee experience and a partner experience and a whole focus on customer success. Oh, and then we also did the largest acquisition in the history of enterprise applications Slack, the second largest acquisition in the history of the software industry.

While we were at home on Zoom, we decided we need to come together with Slack because we’re going to rebuild Salesforce as a work from anywhere first company. That work from anywhere first is who we are going to be, and we’re going to have a work from anywhere first, a Slack first, Customer 360 for all stakeholders. That’s our vision.

And it’s going to transform us. It’s going to transform our customers. It’s going to transform all of our stakeholders. And we’re going to deliver this vision as the operating system for this new cloud three world that we are all in. We’re in this cloud three world. We can see we’re in a cloud three world. It’s amazing how we’re in a cloud three world.

And when we look at the new hyperscalar data centers, when we look at how we’ve already rebuilt and already deployed Hyperforce on to all of these heterogeneous data centers, how we’re rebuilding Customer 360, how we have all kinds of app ecosystem and developers who are building in that ecosystem and then wrapping it with this incredible collaboration interface like you see here, wow, that is incredible.

So that customers, so that employees, so that partners, and so we can provide even an AI interface or an interface to other machines through an IoT interface, all of that can happen in a new cloud 3.0 environment. That’s an amazing thing. That is an amazing thing.

And we have the ability to take that, we have the ability to take that and to build a better future with Customer 360. We can do that. We can build that better future with Customer 360. With financial services, we can go to that industry and show how they can transform. With healthcare, we already know our doctors are online now, they need new platforms. Public sector, we know the government, you can see what they’re doing already with our vaccine cloud and our contact tracing.

Each and every one of the industries that we operate in, we have to build a better future. We have to collaborate with them. We have to partner with them, and we have to envision what this is going to mean for them. See, Salesforce is a company for all of these industries, well, they look at us the way I look at Singapore: wow, this is where the Future Works.

Salesforce is where the future works. It’s trust first. It’s work from anywhere. It’s Customer 360. It’s for all stakeholders. So powerful, and that’s our vision for the whole world. So, to help you now understand the entire business plan on how we’re going to create this and how we’re going to make this happen for Salesforce. How we’re all going to come together unite as one Ohana and go make this fiscal year a fiscal year like no other happen, please welcome our president and our COO, please welcome Bret Taylor.

TAYLOR: And I just want you to think about that, when you go to your customers and you’re talking about the power of Customer 360 not as just a set of apps but as a platform, we just demonstrated to the world that the power of this platform at scale. It’s an incredible story for all of our customers.

So, as Marc said, I kind of glossed over $28 billion acquisition in all this talk of innovation. Well, look at the center of this Customer 360, you see Slack. And it’s interesting, this I think will be one of the most transformative acquisitions in software history. I really do.

You know when I think about what does it mean to really succeed in this all digital work anywhere world, it’s really about every stakeholder in your business. Right? Your employees are working from anywhere. Your partners are working from anywhere. I know I’m not going to be getting on an airplane for every customer meeting I was having two years ago, right? Zoom is totally socially acceptable now.

When you look across the Customer 360 and look at the employee experience, the customer experience, the partner experience, you realize that the whole thing has gotten digital. And when I think about Slack’s potential impact across the Customer 360, I can’t overstate it. Across sales, I think about what an amazing opportunity for a selling team that’s working in a distributed way.

I think about Slack Connect, which is their ability to create a Slack channel not just internally but externally. What an amazing pull for account management, customer success, partner relationship management. Let’s take a Service Cloud that got moved out of a building and now just exists in the cloud. What an incredible way to do case swarming when you’re actually trying to resolve those incidents.

Or, think of someone in the field trying to collaborate with a contact center to resolve a really hairy issue. What an amazing pool for real time collaboration. Across Cyber Week for marketing and commerce, Slack is truly the digital command center of Cyber Week. There’s nothing like it. I am so excited, because I think a year from now this is going to have a bigger impact on our platform than anything we’ve done in the past decade.

And I really think it goes beyond our platform, too. I think Slack really is has the potential to be the system of engagement for every application or company. When you think about it what it means to transform a workforce from being in an office to something that exists in a flexible way where people are in and out of an office a couple days a week, Slack is really that single pane of glass to connect your operations all of your employees, all of your partners, all of your customers. And we’ve created a super fun video to show you this vision in practice. So, let’s roll that video.

>> We are in an all digital, work anywhere world. Doctors offices have moved to telemedicine. We’re doing business over Zoom. Consumer goods companies are going direct to consumers via custom apps. Call centers are not going back into buildings. Workforces are now distributed, everywhere.

>> When we look at what it means to grow in this new normal, it’s Salesforce Customer 360, plus Slack. With Slack, we have a completely reimagined way to work from anywhere, a new system of engagement for Cloud 3. With Slack, we can chat, share files, run video calls, align with colleagues, connect with partners and customers all within the context of the work that needs to be done.

>> Over 750,000 customers use Slack to get work done today. Imagine the explosion of productivity when we join forces. With Slack, sellers don’t just chat to close deals; here you’re seeing a mortgage lending team run their entire deal cycle. And it’s not just for employees. Slack Connect totally transforms how you work with people outside your company.

>> So, here all the parties from the underwriter to the broker and the customer are brought into this deal room. It’s a channel to close this loan fast. In fact, companies that use Slack connect close their deals four times faster, four times faster. Documents are shared. Multiple systems are connected. Einstein is recommending the next step to take. Workflows are automated, and the right party is getting the right alert at the right time.

>> Slack is where deals close. Celebrate it. And take healthcare, it’s an industry rapidly going digital. Using the video service of their choice, providers can easily conduct virtual visits inside Slack while maintaining the context of the care team’s channel and have information integrated from back offices like the EHR. Slack is where doctors visits happen.

>> In retail, marketers, their agencies and commerce teams jam on a new campaign and shopping experience to support a product launch. What used to take hundreds of meetings and calls, and...wait, was that? Nah. And calls and so much time to align on messages, creative, content, the site experience. Argh, all happens in the feed.

>> Emojis serve as approvals. Workflows are sped up. And if you’ve ever wanted to talk to your data, now you can. Ask Tableau about your forecast. Break it down by region. Find out why sales in certain areas are spiking, and take action. Even site reliability engineers have their command center, ensuring the commerce experience scales to meet this heightened demand. Cyber Week runs on Slack. And after the launch frenzy, you’ve got to eat, so order some pizza already, for everyone. Yep. You can do that, too.

>> Slack is the front end for every experience. It’s a platform with over 500,000 custom apps used weekly. We’re blown away by all the use cases, like the community taking photos of receipts and submitting workday expense reports or signing important documents with DocuSign. Even publishing late-breaking news. You name it, it’s happening in Slack and we couldn’t be more excited for the future. This is the operating system for growth and how we work from anywhere. It’s a Slack first world, and our future has never looked so bright.

[ MUSIC ]

TAYLOR: Well, it turns out they have Dominos here in Singapore, too, so Marc, if you’re hungry, I don’t know, I got one delivered via Slack right here if you’re interested. But nothing like cold pizza and 70 percent humidity. It was a good idea when we wrote it down.

[ APPLAUSE ]

Look, this is so exciting, honestly. When you see the video you get the depth of the opportunity here. Right? You know, it’s not just add Slack to Sales Cloud, add Slack to Service Cloud, we can really reimagine not only the product experience for our clouds but really reimagine the experience of what it means to work in Cloud 3.0. This is really the future of work, and I’m so excited when we have the opportunity to really welcome Slack into Salesforce hopefully later this year.

This is really, when I think about what defines Salesforce to me, I’ve talked to a lot of entrepreneurs about this, we are a values driven company, which is more important than ever before. If I look at Slack in our platform and I think, how can we be the best implementer, the best customer of our own technology? When I think what does it mean for Salesforce to succeed in this new normal, it’s everything we just described, right?

It’s Slack as a tool for our employees and our colleagues and our customers and our partners. It’s all of our systems being integrated with MuleSoft. It’s reimagining ORG 62 so that it works not just for us but for every acquisition that we do, and it’s simplifying all of our enterprise systems so we can be more compliant and more agile than any company of our size.

And more than anything, we’re going to be the best work from anywhere company.

BENIOFF: And we just heard a great presentation about a platform, Customer 360, and a platform, Slack, and a platform, Tableau, and a platform, MuleSoft, and those are the platforms where the future is working.

And this is the company that is going to make it all happen, and now we’re going to review our V2MOM for the year. Our V2MOM, our Vision, our Values, our Methods, our Obstacles, our Measures. So, let’s look at this. Let’s take a look at our V2MOM. Let’s take a look at what’s happening here and how are we going to create this amazing new world together?

And when we think about our vision, our vision for the year, well, it shifted actually a little bit from last year. Things have happened. We could see that the future that we thought we were going to have last year, well, it’s a little bit tilted. And we need to adjust, we need to shift, we need to go forward.

And we see that we’re moving in now very squarely, especially in this work from anywhere world, well, that’s the year. This is the year of Cloud 3.0. Cloud 3.0 is work from anywhere. And this work from anywhere success or this Cloud 3.0 success together with our Trailblazers, we’re going to build a future that works and sets the standard for trust and is about customer success and is about relevance in all the digital work from anywhere world.

We’re always going to put trust first. We know that. We know that nothing is more important than the trust we have with all of you and with all of our stakeholders. And no matter, no matter what we’ll never violate that. We will never violate that. We will always be trust first. That’s so important. We could always get to another level of trust.

And customer success, is there anything more important than customer success, really look into the eyes and hearts of every single one of our customers and how can we make them more successful, where are they on their journey with us?

We closed the deal, they want to be a Customer 360 company, they want to be a Slack company, they want to be a Tableau company, they want to be a MuleSoft company. Are we moving them forward?

M4 Work from Anywhere with Slack

MCGOWEN-HARE: Now, at Dreamforce, we announced we are welcoming Salesforce to the Slack family. Slack is a big part of our goal to be number one in work from anywhere which is method number four and achieve our revenue goals in method five.

Let’s start with method four how Slack will help us achieve a number one and work from anywhere.

Here to help us please welcome my friend my girl miss President and Chief Marketing Officer Sarah Franklin.

FRANKLIN: Welcome everyone, I’m here to share method one work anywhere with Slack.

Before we get started the team asked me to mention one more thing.

» First rule is you don’t talk about Slack and the second rule of Slack club is you don’t talk about Slack.

» If the lawyers say stop, the meeting is over.

» We are two separate companies.

» We each have roadmap no selling together.

» We’ll be separate companies until we close.

» If this is your first time in Slack club you must post in Slack.

Understanding that we are two separate companies until the close anticipated in Q2.

Here’s method four.

Together, Salesforce and Slack will shape the future of enterprise software and transform the way we all work in the digital first world.

We share a vision of simplifying communication, empowering teams of every size to move faster.

And seamlessly integrating everything customers need to become a more agile and fast changing world.

We will aggressively invest in Slack stand alone business and commit to its open platform while creating the most extensive ecosystem of apps and workflows in history.

It’s so very exciting incredible work for our team Margaret Coil, Kevin Gibbs and more, thank you for everything.

After we close Slack will be our next gen engagement layer for Salesforce.

We’ll set the bar here at Salesforce.

We’ve already seen here at CKO how much engagement you can get.

Just imagine when we use Slack connect and build a Slack first Customer 360.

And we’re already using it internally as a Slack customer facing thing our product teams are already innovating with the GA features today and we are finding new ways to connect with our customers in every way they experience our brand from sales to service to marketing to communities and more.

Warren Wick, I asked him what are you doing with Slack edp of American commercial.

He already has the GB team on Slack.

They used it to close Q4.

From having private GB channel to team focused channels, he was able to motivate, enable and connect with the team their minds were blown from the real time account updates from 62, the deal desk, integrated calendaring, zoom, automated workflows then they just cannot wait for spot connect and more.

And today we’re so lucky and excited and we have today so much going on.

I have Slack bling bedazzled bracelet here for you all we’re so excited. And we are not the only ones.

Slack is excited about the future, too.

Joining us is Stewart Butterfield, founder and CEO of Slack.

Welcome, Stewart.

BUTTERFIELD: Hello.

Thank you Sarah.

FRANKLIN: Okay.

Few questions.

Connect with us.

Who is Stewart?

Who are you?

We have 60,000 people want to know who is Stewart.

BUTTERFIELD: That’s a tough question.

Three highlights I was born in a log cabin sounds Abraham Lincoln-ish but not really my parents are hippies, they wanted to live off the land they didn’t know how.

We moved to a city later on.

I was born in ‘73.

When I was seven years old in second grade we got an Apple 2.

It was like the first classroom that had a computer in it.

Obviously made a huge impression on me.

But there was some point at which Steve Jobsism, the computer as a bicycle for the mind, it’s something I really loved really provocative image but I think also has a fundamental truth.

At some point that stopped being true for me until 1992, I got to college got on the school’s mainframe discovered the internet.

It was mind blowing.

And I think that power of computing technology to facilitate human interaction is at the core of everything I wanted to do since and everything I have done since.

We have a couple of failed massively multiple player game, one successful massively multiple player work system.

FRANKLIN: Thanks for sharing that.

People are telling me, Stewart, Slack, it’s just a chat app.

What’s all the fuss about?

BUTTERFIELD: What a setup.

Seven yearsish we have a hard time explaining what’s sense of Slack is a challenge in marketing and selling it’s reflective of what a big change is we’ve always believed that this change from in-boxes as the principal means of communication to channels is one that’s inevitable.

Channels I think are deceptive in their obviousness maybe.

People think of AOL chat rooms and things they’re familiar with from a history using computers but use of channels for internal communication you create everything going on the country, every computer office, every project every initiative.

Once you have that everyone knows where to go to ask their question where to go to give their update and where they need to go to get caught up on something you have a locus of attention that’s focused around the team or organization in contrast to the in-box focused around the individual every in-box is completely different everyone sees their own version of reality.

Partial and fragmented.

And you join a company where the principal means of communication is e-mail and you literally start with nothing.

There might have been tens of billions of messages exchanging before you got there.

You start day one on Slack in our instance, we’re a smaller company tens of millions messages accessible.

You can’t read them all but the fact they’re available for search is incredible.

FRANKLIN: Incredible scale that you’re talking about.

How big is Slack?

BUTTERFIELD: It’s enormous.

And some of these actually had to pull some stats because I hadn’t seen recent ones.

We sent last calendar year, 2020, 160 billion messages but the rate of message sending has increased dramatically since then.

Peak time we send 22,000 messages a second.

What’s even more banockers is 30,000 messages delivered every second.

You can do the math in your head that’s close to 20 million messages delivered a minute.

While we’re having this conversation there will be hundreds of millions of messages delivered in Slack.

It’s significantly bigger than Twitter, which is like one comparison but it’s also much, much more complex because we have to worry about data residencies and different corporations having their own EKM policy and HIPAA compliance and just the whole world of issues that as you’re very familiar with and it’s growing incredibly quickly.

I think the impact is underestimated.

I’ll leave it there but we’ll share a whole bunch of fun stats later.

FRANKLIN: I love that scale and it’s so, bigger than twitter.

That’s just like everybody internalize that.

That’s huge but solving much more complex problems.

I’m curious, this isn’t the first time people are trying to solve this things like Yammer, why didn’t Yammer work?

BUTTERFIELD: I think it’s not based on any insight and David Saks was Yammer founder and things like that.

Seems like in 2009 where there was this moment social networks super popular enterprise makes money how about enterprise social networks as opposed to there was a solution to a real problem.

And definitely interesting space to explore, I think the fundamental difference was it was really organized around the profile and so everyone had a feed like facebook or like twitter for the people they followed but again it was really fragmented.

I looked at my feed I saw something completely different than the person next to me would see.

Very focused around individual rather than the organization or team and of course if you want to accomplish things together you’ve got to work as a team.

I love how Slack is doing that, bringing that around the team and we’ve seen that around something.

Here at our event with Company Kickoff, all of the collaboration is happening around this event.

And I think people are starting to see the opportunity, see the vision, and I’m curious what do you think?

What is the opportunity ahead for us together?

FRANKLIN: First of all it’s enormous to truly understand it you have to go back the point I discovered the internet was almost 30 years ago now.

It was a couple years before windows 95.

Some people were using windows 3.1.

It was eight years before the Netherlands became the first country in the world to get 50 percent internet penetration at home.

Connected world first got cloud, cloud 1.0, 2.0 is distinction useful there.

When you look back to the 90s three classifications back to the 80s, spreadsheet and databases and things people could manipulate now you see the charts analysts prepare all the marketing automation tools and there’s so many that they arrange the logos of the companies in gradient.

It’s like yellow companies over here and orange ones and then red ones.

Every year every company spends more per employee on software and more minutes on software and every year companies have more software vendors.

Like our brethren at Salesforce we love software and people wouldn’t buy it unless there’s a real value to them side effect as niches are field and tools are available attention gets more fragmented.

What happens is the humans have to be the interface.

I’ll go and be heads down in my marketing automation tool and you’re in your analytics cool tool and we have to go collaborate.

And it’s lightweight to get more huge value.

We said it from the beginning that whatever tools our customers use or whichever they choose in the future we want to make their experience of those tools better because they use Slack.

That’s been the goal since the beginning.

I think obviously in this combination, there’s order of magnitude increase in the power we have to do that and the opportunities we create both for ourselves and third party vendors and of course for all the people.

We have an incredible joint customer in IBM I’m curious what you’ve seen from IBM.

BUTTERFIELD: it’s been a journey.

I think they’ve probably started five years ago or something like that just by chance Cal Henderson CTO and cofounder happened to meet someone in whitewater in IBM reimagining their internal tools reimagining how they develop software.

You can imagine tens of thousands, actually hundred thousand plus software developers at a company where all of the original software development methodologies were literally invented.

So moving that whole organization to agile is this incredible effort. Jeff Smith CIO at that time talked about Slack as a tool for what he called operationalizing culture and the idea was this is common to everything about Slack, communication is the most fundamental thing you do inside of an organization.

You think about you in the audience if you’re a manager you spend 100 percent of your time on communication even if you’re the person who spends the least in all of sales force.

And if you can change the way you communicate you can change anything.

And you can change the communication and process and methodologies become agile drive the change four years later and there’s hundreds and hundreds of thousands of people at Salesforce using Slack every day stats alone are totally bananas still our biggest customer.

FRANKLIN: Amazing, Stewart.

Thanks so much for being with us here today.

We’re excited for the future and now we have the opportunity to have an interview with the IBM CEO and Chairman Arvind Krishna.

Let’s check in with that we were able to catch up with him last week.

Hi Arvind, thanks for joining us today.

KRISHNA: Sarah, my pleasure to be with you and all my Salesforce colleagues.

FRANKLIN: So I’m curious, how has Slack and Salesforce helped you and IBM work from anywhere.

KRISHNA: Let’s go back to March of 2020 and the pandemic hit us.

Look, these technologies were well used even before but I think it really began to really matter then.

March 15th we went from 350,000 people working in offices to 98 percent of them working from home.

Two things to call out one, if we look at how we use service cloud, tens of thousands of support engineers seamlessly went to work from home and all the integration was back end support systems, artificial intelligence, all of it worked.

And our NPS support was never higher.

Then if I look at Slack I’ll take a simple example.

We had a meeting of my direct reports.

15 of us, normally used to sitting around a table chatting away people talking over each other multiple conversations.

How do you do that when you’re on a video call.

I think video works great one-on-one.

Video works great on one on thousand and video 15 on 15 is horrible.

Slack on the side has been a lifesaver.

So people can put in their comments on the side but it’s all exposed and transparent.

So you’re getting it both ways.

And then if I think about the tens of thousands of channels that people have, where they use it not just for an immediate chat but also as a place you can go back and survey you can go back and look at the history.

I love to do polls.

Even when I’m one in 100, I love to do polls because that really gives me a sense are they actually understanding what I’m talking about or are they not.

So these are all great examples and we use to integrate Slack into so many things on the side or as the front end.

I think all of our mutual clients should use all these technologies.

And rolling out Canada goes live based on that experience We’ll roll it out over the globe early second quarter.

I expect to get the same reaction we got there on service cloud and integrate Slack with that as well.

FRANKLIN: Arvind thanks for sharing all insights and great success you’ve had with Slack and Salesforce.

We’ve heard the vision.

We’ve seen the success already in our teams.

And also in our customer success with both Salesforce and Slack.

We’re bedazzled by Slack.

And I am leading - sorry for the mic thing —- I’m going all in.

Starting today.

I’m doing the challenge no e-mail challenge.

Join me by Slack challenge just like they are here.

Forward-Looking Statements

This communication relates to a proposed business combination transaction between Salesforce.com, inc. (“Salesforce”) and Slack Technologies, Inc. (“Slack”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Salesforce’s or Slack’s stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of Salesforce or Slack to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Salesforce or Slack do business, or on Salesforce’s or Slack’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of Salesforce to successfully integrate Slack’s operations; the ability of Salesforce to implement its plans, forecasts and other expectations with respect to Salesforce’s business after the completion of the transaction and realize expected synergies; and business disruption following the merger. These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form S-4 (as amended, the “Registration Statement”) that was filed by Salesforce with the Securities and Exchange Commission (“SEC”) and declared effective by the SEC on January 29, 2021, the prospectus that was filed by Salesforce with the SEC on January 29, 2021 (the “Prospectus”) and the definitive proxy statement that was filed by Slack with the SEC on January 29, 2021 (the “Proxy Statement”). While the list of factors presented here is, and the list of factors presented in the Registration Statement, Prospectus or Proxy Statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Salesforce’s and Slack’s respective periodic reports and other filings with the SEC, including the risk factors identified in Salesforce’s and Slack’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Salesforce nor Slack undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Salesforce filed with the SEC the Registration Statement and the Prospectus, and Slack filed with the SEC the Proxy Statement. The Registration was declared effective on January 29, 2021 and the Prospectus and the Proxy Statement were first mailed to shareholders of Slack on or about January 29, 2021. Each of Salesforce and Slack may also file other relevant documents with the SEC regarding the proposed transaction. The information in the Prospectus and Proxy Statement may be changed. This document is not a substitute for the Registration Statement, the Prospectus and the Proxy Statement or any other document that Salesforce or Slack may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS AND THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders are able to obtain free copies of the Registration Statement, the Prospectus and the Proxy Statement and all other documents containing important information about Salesforce, Slack and the proposed transaction, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Salesforce may be obtained free of charge on Salesforce’s website at http://www.Salesforce.com/investor or by contacting Salesforce’s Investor Relations department at investor@Salesforce.com. Copies of the documents filed with the SEC by Slack may be obtained free of charge on Slack’s website at investor.Slackhq.com or by contacting Slack’s Investor Relations department at ir@Slack.com.

Participants in the Solicitation

Salesforce, Slack and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Salesforce, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Salesforce’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 1, 2020, and Salesforce’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 5, 2020, as well as in a Form 8-K filed by Salesforce with the SEC on June 1, 2020. Information about the directors and executive officers of Slack, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Slack’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 5, 2020, and Slack’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 12, 2020. Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction by reading the Prospectus and the Proxy Statement and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the Prospectus and the Proxy Statement carefully before making any voting or investment decisions. You may obtain free copies of these documents from Salesforce or Slack using the sources indicated above.